Form C

Cover Page

Name of issuer:

Chay Spirits, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 8/30/2021

Physical address of issuer:

1635 Pleasant Lane
Glenview IL 60025

Website of issuer:

https://chayspirits.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class B Units

Target number of securities to be offered:

2,717

Price:

$23.000000

Method for determining price:

Dividing pre-money valuation $26,521,047.00 (or $21,216,837.60 for investors in the first $308,752.00) by number of units outstanding on fully diluted basis, excluding Class C Units.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$17,641.00	$24,284.00
Cash & Cash Equivalents:	$4,020.00	$19,084.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$48,628.00	$160,601.00
Non-Current Liabilities:	$494,564.00	$24,850.00
Revenues/Sales:	$58,844.00	$137,674.00
Cost of Goods Sold:	$43,452.00	$58,672.00
Taxes Paid:	$0.00	$0.00
Net Income:	($532,082.00)	($292,140.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable

to investors based on that information.

THE COMPANY

1. Name of issuer:

Chay Spirits, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Chase Lefton Glick	Holding Company	GF Trading International, LLC	2022
Jonathan Francis Glick	Holding Company	GF Trading International, LLC	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jonathan Francis Glick	CEO	2021
Jonathan Francis Glick	President	2021
Jonathan Francis Glick	Treasurer	2021
Michael Zoller	Chief Business Officer	2022
Chase Lefton Glick	Vice President	2021
Chase Lefton Glick	Founder	2021
Chase Lefton Glick	Chief Operations Officer	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chay Brands LLC	990000.0 Class A Member Units (Voting). Chase Glick owns 68.73% of Chay Brands LLC, making him a >20% beneficial owner. Jonathan Glick is also a >20% beneficial owner through the Glick Family Holdings, LLC ownership of Chay Brands LLC	91.16

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **RISK DISCLOSURES**The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.
> Unless otherwise indicated, references to "investors" in this section refer to investors in the Special Purpose Vehicle (the "SPV") that holds equity units in Chay Spirits.

Chay Spirits has a limited operating history and a history of losses. The Company was formed in 2021 and has a limited operating history upon which you can evaluate its performance. We have incurred net losses since inception and has not generated profits. There can be no assurance that we will establish successful business operations, become profitable, or generate sufficient revenues to operate our business or pay dividends or distributions.

Our business projections are only projections and may not be achieved. The Company's projections and forward-looking statements are based on assumptions regarding market demand, pricing, distribution, and execution that may prove incorrect. There can be no assurance that we will meet any projections, that sufficient demand will exist for our products, that consumers will prefer our products over competing products, or that we will be able to operate at a level that results in profitability.

The reviewing CPA has included a going-concern qualification, and we may not have sufficient funds to sustain the business. The reviewing CPA has included a "going concern" qualification in the reviewed financial statements. Chay Spirits may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this crowdfunding round, we may not accurately anticipate how quickly we will use the funds and whether the proceeds will be sufficient to reach profitability.

We have not prepared audited financial statements. The financial statements attached as Exhibit A to this Form C have been reviewed but not audited, and management's amounts and disclosures have not been verified through outside evidence to the extent they would be in an audit. In addition, tests of internal controls have not been conducted. As a result, investors will have no audited financial information regarding the Company's capitalization, assets, or liabilities on which to make an investment decision.

The Company is not subject to Sarbanes-Oxley and may lack the financial controls and procedures of public companies. As a privately held (non-public) company, Chay Spirits is not currently subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage company. There can be no guarantee there are not significant deficiencies or material weaknesses in the financial and disclosure controls and procedures. If it becomes necessary to implement additional controls and procedures, the costs could be substantial and could have a material adverse effect on the results of operations.

Our Second Amended and Restated Operating Agreement eliminates most fiduciary duties owed by managers and officers, which materially limits investor protections. Chay Spirits Second Amended and Restated Operating Agreement eliminates, to the maximum extent permitted by the Delaware Limited Liability Company Act (including Section 18-1101(c)), most fiduciary duties that managers and officers would otherwise owe to members. Except to the limited extent (if any) that the obligations of managers and officers expressly stated in the operating agreement constitute fiduciary duties, those fiduciary duties are waived and eliminated. The only duty among members, managers, and officers that is not expressly stated in the operating agreement (or in another agreement, if applicable) is the implied contractual covenant of good faith and fair dealing.

This fiduciary waiver represents a lesser standard of care than would apply if Chay Spirits were a Delaware corporation instead of a limited liability company. As a result, managers and officers may take actions that they believe are in their own interests or in the interests of the Company, even if those actions disadvantage investors, so long as such actions do not violate the express terms of the operating agreement or the implied covenant of good faith and fair dealing. The implied covenant of good faith and fair dealing is a narrow legal doctrine under Delaware law and generally does not recreate fiduciary duties of loyalty or care or require management to act in the best interests of minority investors.

Because fiduciary duties are largely eliminated, investors' ability to challenge management decisions may be significantly limited. These limitation include decisions involving conflicts of interest, self-interested transactions, strategic actions, compensation arrangements, or related-party arrangements. This increases the risk that decisions could be made that do not maximize investor value, and it may reduce the likelihood of success on claims that might otherwise be available in a traditional corporate structure.

The Company's expenses will significantly increase as it seeks to execute its business model, and additional cash burn may accelerate quickly. We expect expenses to increase as we order more inventory, expand distribution, increase marketing, and fund other operations. The actual cash burn and runway may differ materially from management estimates. If expenses increase more rapidly than anticipated or revenues do not grow as expected, the Company may need to raise additional capital sooner than planned.

Chay Spirits has no employees and relies on Managing Members, distributors, independent contractors, and third-party teams to operate our business. The Company currently does not have any employees. It is managed by two Managing Members and relies on independent contractors, distributors, and personnel

Members and relies on independent contractors, distributors, and personnel employed by third parties to conduct operations, including sales, product tastings in retail stores, marketing efforts, compliance support, and administrative functions. Because these individuals are not employed by Chay Spirits, the Company does not directly control their day-to-day activities, priorities, or performance. Importantly, third-party sales teams typically represent multiple brands and may prioritize competing products. If distributors or their sales personnel reduce their efforts, terminate their relationships with Chay Spirits, or fail to effectively promote our products, the Company's sales and growth prospects could be materially adversely affected.

Our classification of workers as independent contractors may be challenged. Although the Company structures relationships with service providers, including the Managing Members, as independent contractor arrangements, regulators or courts could challenge the classification of certain individuals as independent contractors rather than employees. Any reclassification could result in taxes, penalties, fines, or other liabilities, which could adversely affect the Company's financial condition.

Our business depends on intellectual property that we do not own and that is licensed from an affiliated entity, which could be terminated. The Company does not own the "Chay" trademarks and related brand assets that are critical to its business. These intellectual property rights are owned by our controlling member and are licensed to the Company pursuant to a trademark license agreement. The license has an initial term of five (5) years and automatically renews for successive three (3) year periods. However, under the terms of the license agreement, the licensor has the right to terminate the license under certain circumstances, including for breach, insolvency, or abandonment, and also has the right to terminate the license without cause upon advance written notice. If the license were terminated for any reason, the Company would be required to immediately cease all use of the licensed trademarks and brand assets, which would materially and adversely affect the Company's business, financial condition, results of operations, and ability to continue operating under the "Chay" brand. There can be no assurance that the license will not be terminated in the future.

Our controlling member owns the licensed intellectual property and may have interests that differ from those of investors. The Company's controlling member--Chay Brands LLC--owns the licensed intellectual property and may have the ability to influence decisions regarding the intellectual property license. Investors in this offering will not acquire any ownership interest in Chay Brands that owns the trademarks, and conflicts of interest may arise. Decisions regarding the license may be made in the interests of the controlling member and may not align with the interests of investors.

Termination or modification of the trademark license could impair Chay Spirits ability to raise capital, operate, or pursue strategic transactions. The trademark license contains provisions that permit termination and may restrict changes in control of the Company without the licensor's consent. As a result, potential investors, lenders, strategic partners, or acquirers may view the Company as having increased risk due to reliance on licensed intellectual property. If the license were terminated, modified, or perceived as unstable, the Company's ability to raise additional capital, enter into strategic partnerships, complete future financings, or pursue a sale or other strategic transaction could be materially adversely affected.

Chay Spirits may face additional difficulties obtaining capital in the future. The Company will require additional funds to execute its business strategy and conduct operations and may have difficulty raising needed capital in the future due to limited sales, its operating history, and market conditions. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of, or eliminate one or more commercialization initiatives, product launches, or marketing efforts, any of which may materially harm the business, financial condition, and results of operations.

Damage to our reputation could negatively impact our business. Chay Spirits' reputation and the perceived quality of its brand are critical to its success. Any incident or negative publicity (whether accurate or not) that erodes consumer loyalty could reduce brand value and materially harm the business. Social media can disseminate adverse or inaccurate information rapidly, and the Company may have limited ability to respond effectively.

Our business could be negatively impacted by cybersecurity threats, attacks, and disruptions. The Company may face cybersecurity threats and other disruptions affecting information systems and third-party platforms used for operations. A disruption, infiltration, or failure of information systems, or systems of third-party partners, could result in loss of data, operational delays, or reputational harm, which could adversely affect the business.

We face significant market competition. The Company competes with larger, established companies that may have substantially greater financial, marketing, and human resources. Competitors may develop or market competing products more rapidly, at greater scale, or with superior distribution, which could adversely affect the Company's competitive position and ability to generate revenues.

affect the Company's competitive position and ability to generate revenues.

The alcohol beverage market has significant barriers and is highly concentrated among a small number of distributors. The alcohol beverage market operates through a regulated supply chain and has become consolidated among a small number of dominant distributors. Without effective distributor partnerships, alternative distribution channels, or other routes to market, the Company may not achieve its growth targets.

Distributor sales teams typically represent many brands and may prioritize competing products. Distributors may also seek to limit new brand introductions. If distributors do not actively promote Chay Spirits products, or if distributor relationships are terminated or underperform, the Company's growth could be materially adversely affected.

We operate in a highly regulated environment and compliance failures could materially harm the business. The Company is subject to extensive federal, state, and local laws and regulations governing alcohol beverages, marketing, labeling, storage, and distribution. Violations could result in fines, sanctions, suspension or revocation of licenses or registrations, product delisting, or other enforcement actions. Changes in laws or regulations may also increase compliance costs or restrict operations.

We rely on third parties to manufacture, supply components, and provide necessary services, and disruptions could adversely affect operations. The Company depends on suppliers, co-packers, logistics providers, and other service providers to manufacturer and deliver products. Supply disruptions, delays, quality issues, vendor financial distress, or single-source dependency for certain components could negatively affect product availability, quality, costs, and results of operations.

We may implement or offer new products, which may not succeed. The Company may develop or launch new products, which involves substantial risks and uncertainties. Development timelines may not be met, market acceptance may not occur, and profitability targets may not prove feasible. Unsuccessful product initiatives could result in losses and diversion of management attention and resources.

You are investing through a Special Purpose Vehicle, not directly in the Company. Investors in this offering will acquire interests in a Special Purpose Vehicle ("SPV") administered by affiliates of Wefunder, rather than acquiring Class B Units of Chay Spirits directly. The SPV will invest substantially all of its assets in Class B Units of the Company. As a result, investors will not be direct members of the Company and will not have direct voting, consent, or governance rights with respect to Company matters, except as may be required by applicable law.

Our valuation and offering price have been established internally and are difficult to assess. The Company has set the price of the Class B Units based on its internal assessment of valuation. Valuations for early-stage companies are inherently uncertain, and the Company's has not been validated by an independent third party. Investors may risk overpaying for their investment, and future financings may occur at a lower valuation.

The SPV structure limits your ability to influence Company decisions. The SPV is managed in accordance with its governing documents. Actions relating to the Class B Units held by the SPV will be taken at the SPV level, and individual investors will not be able to direct or override those decisions. Additionally, decisions made at the SPV level may not reflect the preferences of all investors.

The Class B Units represent a minority equity interest with limited control. The Class B Units held by the SPV represent a minority ownership interest, and control of the Company is concentrated in other members. Investors will have limited ability to influence Company operations, strategic decisions, financings, or potential exit transactions.

The securities are illiquid and subject to transfer restrictions. There is no public market for interests in the SPV or for the Class B Units held by the SPV, and no such market is expected to develop. Transfers are subject to restrictions under federal and state securities laws, Chay Spirits' Second Amended and Restated Operating Agreement, and the SPV's governing documents. Investors should be prepared to hold their investment for an indefinite period and may have limited ability to resell or otherwise transfer their interests.

Your investment could be illiquid for a long time. Investors should be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. If an investor decides to sell in the future, there may be no buyer.

Distributions are discretionary and may not occur. The Company does not currently intend to pay distributions for the foreseeable future and expects to retain any future earnings, if any, to fund operations and growth. Even if the Company becomes profitable, there can be no assurance that distributions will be declared or paid.

Future financings may dilute the value of your investment. The Company will likely need to raise additional capital in the future through equity or debt financings. Such financings may reduce the value of existing equity interests, and new securities may be issued with rights senior to or more favorable than the Class B Units. Any future issuance of equity securities will dilute the ownership percentage and economic interest of the Class B Units held by the SPV.

In a liquidation or dissolution, investors may receive little or no return. In the event of a liquidation, dissolution, or bankruptcy of the Company, holders of Class B Units will be entitled to distributions only after creditors and any senior security holders have been paid in full, and only to the extent assets remain available. There can be no assurance that any proceeds will be available for distribution.

Investors will have limited information and inspection rights. Investors will not have contractual inspection or information rights with respect to the Company beyond those required by Regulation Crowdfunding and applicable law. The Company's reporting obligations are limited, and in certain circumstances the Company may terminate its obligation to provide annual reports. If reporting obligations are terminated, investors may receive limited or no ongoing information regarding the Company.

The SPV structure involves ongoing costs and tax complexity. The SPV requires ongoing administration and tax compliance, including preparation and distribution of Schedule K-1 tax forms. These services involve recurring costs that may reduce the net value of investors' interests. If required tax or financial information is not provided timely, investors may experience delays in receiving tax documents and may incur additional tax reporting burdens. In certain circumstances, failure to pay required SPV-related fees could result in distribution of the underlying Class B Units directly to investors, which may create additional administrative or tax complexity.

There is no guarantee of any return on an investor's investment. There is no assurance that an investor will realize a return on their investment or that they will not lose some or all of their investment. Investors should read this Form C and all exhibits carefully and consult their own advisers prior to making any investment decision.

Investors may experience significant dilution as a result of revenue-based option agreements. The Company has granted long-term options that allow certain parties to acquire additional units based on the Company achieving specified revenue thresholds. These options are exercisable even if the Company does not raise additional capital and could result in substantial dilution to investors if exercised.

Certain option holders are related parties, which may create conflicts of interest. Some of the option holders are trusts affiliated with Company founders or management. These arrangements may create incentives that differ from the interests of investors, including incentives related to revenue growth strategies that increase dilution.

The Company has granted long-term, irrevocable equity options with no fixed exercise price. The options remain exercisable for up to twenty-five (25) years and are not based on a fixed purchase price. As a result, investors may be diluted at times and in amounts that cannot be predicted at the time of this offering.

Neither the SEC nor any state regulator has approved or disapproved of these securities. Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the securities, nor passed upon the adequacy or accuracy of this disclosure. Any representation to the contrary is a criminal offense.

This offering involves rolling closings, which may mean that earlier investors may not have the benefit of information that later investors have. Once the Company meets its target amount, it may request disbursement of offering funds. Investors whose subscriptions have been accepted will become investors at that time. Material changes to the offering terms or Company information may require the Company to amend its Form C, and only investors whose subscriptions have not yet been accepted will have a right to reconfirm or cancel in connection with such amendments.

Chay Spirits' Managing Members have broad discretion in how the Company uses the net proceeds of the offering. Although the Company has stated the specific use of proceeds in this Form C, Managing Members have discretion to allocate proceeds for other uses. Investors will be relying on their judgment with respect to the application of proceeds.

Affiliates of Chay Spirits may invest in this offering, and their funds will be counted toward achieving the minimum offering amount. There is no restriction on affiliates and related parties investing in the offering. As a result, affiliates may contribute funds that help the Company meet the minimum offering amount, which may reduce the extent to which the minimum amount functions as a signal of third-party investor demand.

Drag-along rights may require investors to sell their units. The Company's

operating agreement includes drag-along provisions that allow the Company's Board of Managers and certain controlling members to require investors to sell or exchange their units in connection with an approved sale of the Company or similar transaction. Investors may be required to vote in favor of such a transaction, waive appraisal or dissenters' rights, and sell their units on the same terms as other holders of the same class, even if they disagree with the transaction or its timing.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS AND RESULT IN THE LOSS OF SOME OR ALL OF YOUR INVESTMENT.

Intellectual Property is held by the parent, Chay Brands LLC. The Company, Chay Spirits LLC, does not hold the intellectual property, but rather it is held by the parent entity Chay Brands LLC.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 50% inventory and production, 30% marketing, 13.1% general and administrative, 6.9% Wefunder fee

---

If we raise: **$1,235,000**

Use of Proceeds: 50% inventory and production, 30% marketing, 13.1% general and administrative, 6.9% Wefunder fee. Raising our maximum would enable us to provide more in-store tastings, and promote and increase brand awareness to consumers who have the option to purchase and get deliveries via our website. Raising the maximum would also allow us to produce additional product, enabling greater promotion from our distributors.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from

special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $26,521,047.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Chay Spirits, LLC is offering up to 67,119 shares of Class B Units, at a price per share of $23.00.

share of $20.00.

Investors in the first $308,752.00 of the offering will receive units at a price per share of $18.40, and a pre-money valuation of $21,216,837.60 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $1,235,000.00 and the campaign minimum is $50,000.00.

VIP Bonus

Chay Spirits, LLC will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Units (SPV)	67,119	67,119	No
Convertible Promissory Note	1	N/A	No
Class A Units	N/A	1,085,970	Yes
Class C Units (Profits Interest)	N/A	10,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

See Item 18 below

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

COMPANY

The Company has four (4) classes of securities: Class A Units (Voting), Class B Units (Held in a SPV & Non-Voting), Class C Units (Profits Interest, Non-Voting & Vesting), and a Convertible Promissory Note. As of the date of this Form C, there were 1,085,970 Class A Units (Voting) outstanding, 10,000 Class C Units (Non-Voting) outstanding, 1 Convertible Promissory Note outstanding, and for this offering, the investment will be made through two (2) SPVs, special purpose investment vehicles ("Crowdfunding SPVs") exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The Company has authorized and issued 67,119 Class B Units for the SPV.
1. The first is Chay Spirits I EB, a series of Wefunder SPV, LLC that will hold the units for investors who participate in the early bird perks, and
2. The second is Chay Spirits I, a series of Wefunder SPV, LLC that will hold the units for investors who do not participate in the early bird perks.

The securities in this offering will be issued by both the Company and one of the Crowdfunding SPVs. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the units. Investors in this offering will own units in one of the Crowdfunding SPVs. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in Chay Spirits' Class B Units as if they had invested directly with the Company. The Class B Units represent a minority equity interest with limited control. The Class B Units held by the SPVs represent a minority ownership interest, and control of the Company is concentrated in other members. Investors will have limited ability to influence Company operations, strategic decisions, financings, or potential exit transactions

Class A Units
Class A Units represent current ownership in Chay Spirits, LLC, including voting power, economic rights, and capital accounts.

- Holders of Class A Units have voting rights, economic rights, and liquidation rights in the Company, subject to the terms of the operating agreement.
- Each Class A Unit entitles the holder to one vote per unit on matters submitted to members for approval.
- Class A Units participate pro rata in distributions of available cash and in liquidating distributions, subject to the distribution waterfall set forth in the operating agreement.
- Holders of Class A Units maintain capital accounts, which reflect their capital contributions, allocations of income and loss, and distributions.
- In a liquidation of the Company, holders of Class A Units are entitled to receive distributions before any distributions are made with respect to Class C Units, and such distributions are limited to the amount of the holder's capital account attributable to such units.
- Class A Units are subject to transfer restrictions, including requirements for Company approval and compliance with applicable securities laws.

Class B Units (also referred to as "Class B CF SPV Units")
As stated in the Section above titled, SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY:
Investments in Class B Units will be made through one of two (1 of 2) special purpose investment vehicles ("Crowdfunding SPVs", "SPVs", and "SPV") are exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.
Class B Units will be issued by the Company to the applicable Crowdfunding SPV, and investors will acquire interests in the Crowdfunding SPV.
The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company.
The Crowdfunding SPV will be the legal owner of the units.
Investors in this offering will own units in one of the Crowdfunding SPVs.
Investors will receive the same economic and information rights associated with the Company's Class B Units as if they had invested directly in such units, subject to the terms of the Company's Second Amended and Restated Operating Agreement.
Class B Units are non-voting, and investors will not have voting rights with respect to Company matters.
Class B Units represent a minority equity interest.
Holders of Class B Units will have limited ability to influence Company operations, strategic decisions, financings, or potential exit transactions.
1. The first SPV for Class B Units is named Chay Spirits I EB, a series of Wefunder SPV, LLC that will hold the units for investors who participate in the early bird perks.
2. The second SPV for Class B Units is Chay Spirits I, a series of Wefunder SPV, LLC that will hold the units for investors who do not participate in the early bird perks.

Class C Units (Profits Interests)

- Class C Units are intended to constitute "profits interests" for U.S. federal income tax purposes.
- They are designed to provide holders with the opportunity to participate in the future growth of the Company, rather than its current equity value.
- They do not carry voting rights.
- They do not have capital accounts upon grant or vesting.
- Class C Units do not participate in liquidation proceeds unless specified economic thresholds are satisfied.

· Holders of Class C Units are entitled to participate in distributions and allocations only after the Company's value exceeds a Board-determined Incentive Unit Threshold, which is established at the time of issuance and is intended to ensure that Class C Units share solely in appreciation occurring after their grant date.
· They do not entitle the holder to current distributions.
· Because Class C Units are structured as profits interests, they are generally not taxable upon grant, and holders recognize taxable income only if and when they receive distributions or allocations attributable to post-grant growth.
· As of the date of this Form C, Class C Units have been issued only for incentive purposes and represent a minority, non-voting class of units.

Convertible Promissory Notes
The Company has issued one Convertible Promissory Note and does not currently have a programmatic or ongoing issuance of additional convertible notes. f we do decide to offer a "blanket" Convertible Promissory Note for a separate offering, those investors will be considered minority holders, even if these securities later convert to equity of the Company. We do not anticipate those investors will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Those investors can potentially have less rights than those of other investors and will have limited influence on the corporate actions of the Company.

Outstanding Equity Options and Potential Dilution
In addition to the securities offered in this offering, the Company has entered into a Membership Unit Option and Purchase Agreement with certain option holders, including related parties, pursuant to which such option holders have been granted irrevocable options that have a term up to twenty-five (25) years. The number of units issuable upon exercise is not fixed in advance and is determined by a formula tied to Company revenue, resulting in the issuance of newly created units at the time of exercise. These options are not tied to any cash investment by the option holders and may be exercised based on the Company's revenue performance. If exercised, these options will result in the issuance of additional units and will dilute the ownership percentage of investors in this offering. The Company is not required to receive additional cash proceeds upon the exercise of these options.

Drag-Along Rights
The Company's operating agreement includes drag-along provisions that may require investors to sell or exchange their units in connection with certain approved transactions. If the Company's Board of Managers and the requisite members approve a sale of the Company or a subsidiary, a merger or consolidation, or a sale of all or substantially all of the Company's assets or outstanding units (a "sale of Company"), investors may be required to consent to and participate in such transaction.
In connection with a sale of Company, investors may be required to sell all of their units on the same terms and conditions approved by the Board of Managers and the requisite members, including any escrow or indemnification arrangements. Investors may also be required to vote in favor of such transaction and waive any dissenters' or appraisal rights that might otherwise be available under applicable law. The consideration payable in a sale of Company will be allocated among members in accordance with the distribution provisions of the operating agreement, and holders of the same class of units will receive the same form of consideration. However, if any portion of the consideration consists of securities and an investor is not an "accredited investor," the Board of Managers may require such investor to receive cash consideration in lieu of securities, based on the Board's good-faith determination of fair value. If an investor fails to take the actions required to consummate an approved sale of Company, the operating agreement authorizes the Board of Managers (or its designee) to act on the investor's behalf to execute the necessary documents to complete the transaction.

Transferability of Securities
For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

AS STATED IN THE RISK DISCLOSURES
Investors may experience significant dilution as a result of revenue-based option agreements. The Company has granted long-term options that allow certain parties to acquire additional units based on the Company achieving specified revenue thresholds. These options are exercisable even if the Company does not raise additional capital and could result in substantial dilution to investors if exercised.
Certain option holders are related parties, which may create conflicts of interest. Some of the option holders are trusts affiliated with Company founders or management. These arrangements may create incentives that differ from the interests of investors, including incentives related to revenue growth strategies that increase dilution.
The Company has granted long-term, irrevocable equity options with no fixed exercise price. The options remain exercisable for up to twenty-five (25) years

and are not based on a fixed purchase price. As a result, investors may be diluted at times and in amounts that cannot be predicted at the time of this offering.
Drag-along rights may require investors to sell their units. The Company's operating agreement includes drag-along provisions that allow the Company's Board of Managers and certain controlling members to require investors to sell or exchange their units in connection with an approved sale of the Company or similar transaction. Investors may be required to vote in favor of such a transaction, waive appraisal or dissenters' rights, and sell their units on the same terms as other holders of the same class, even if they disagree with the transaction or its timing.

Contingent Revenue-Based Equity (Unissued) - The Company has granted long-term, revenue-based options to certain parties that may result in the issuance of additional units upon achievement of specified revenue milestones. These options are unissued as of the date of this offering and are not reflected in the issued and outstanding units above but may cause significant future dilution. Any units issued upon exercise of these options would be newly issued units authorized under the Company's operating agreement and would increase the total outstanding units of the Company. Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering, such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options; or by conversion of certain instruments; i.e., convertible bonds, preferred units, or warrants into stock. If the Company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit, although this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company.

DILUTIONThe type of dilution that hurts early-stage investors most occurs when the Company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a discount to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a price cap on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued and may issue in the future, and the terms of those notes.

Additional Dilution from Revenue-Based Options
In addition to dilution resulting from this offering, investors should be aware that the Company has granted long-term options to acquire additional units that may result in significant future dilution if exercised. Under the terms of these option agreements, the Company may be required to issue newly created units to the option holders upon the achievement of specified revenue milestones. The number of units issuable is not fixed in advance and is determined by a revenue-based formula tied to the Company's future operating performance. These option-based issuances could materially dilute investors in this offering, particularly if the Company experiences significant revenue growth. The timing and amount of dilution are uncertain and depend on the Company's future operating performance.
If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

VALUATION
As discussed in the section above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founder, in this case it's the entity Chay Brands LLC, for free because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or

of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;

13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-

subsidiaries or other related parties, which may be on terms which are not arm's length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Stacey Lefton Glick 2018 Family Trust
Issue date	12/30/21
Amount	$98,848.00
Outstanding principal plus interest	$98,848.00 as of 02/22/26
Interest rate	3.0% per annum
Maturity date	12/31/28
Current with payments	Yes

The Company was initially capitalized with a promissory loan for $98,484, dated December 31, 2021, with a Maturity Date of December 31, 2024 and interest rates set at LIBOR, which is now defunct. On January 13, 2026, an Amendment was adopted for this loan with a new Maturity Date of December 31, 2028, and the Company recorded prior interest accrued at a rate of 3% interest dating from YE December 31, 2022 - YE December 31, 2025 of $12,140.62. This Amendment includes a balloon payment for principal and accrued interest due on the new Maturity Date of December 31, 2028, totaling $119,885.39. As of December 31, 2025, the amount of this Note was $100,989.07. The borrower of the Note, on behalf of the Company, is founder Chase Glick, and the lender is The Stacey Lefton Glick 2018 Family Trust, whose Trustee is Jon Glick. As of the date of this Offering Memorandum, this loan has not been repaid, and the principal amount remains outstanding.

Loan

Lender	Michale Zoller
Issue date	05/02/23
Amount	$11,750.00
Outstanding principal plus interest	$11,750.00 as of 02/22/26
Current with payments	Yes

Loan

Lender	Chay Brands LLC
Issue date	12/30/24
Amount	$367,432.00
Outstanding principal plus interest	$367,432.00 as of 02/18/26
Interest rate	12.0% per annum
Maturity date	12/31/32
Current with payments	Yes

The Company also entered into a Promissory Note in the amount of $367,432 on December 31, 2024, with its member, Chay Brands LL. This Note has a 12% simple interest per annum, accrued monthly.. The borrower of this Note, on behalf of the Company, is founder Chase Glick and the Holder of the Note on behalf of Chay Brands LLC is the Company's CEO, Jon Glick.

Loan

Lender	David Weiss
Issue date	08/24/25
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 02/22/26
Interest rate	6.0% per annum
Maturity date	08/24/27
Current with payments	Yes

TheNote is for $25,000, with $10,000 received as of the date of this Offering Memorandum and $15,000 recorded in the Company's Accounts Receivable. This loan has 6% simple interest per annum, accrued monthly, with a balloon payment for principal and accrued interest totaling $28,000.28 due at Maturity Date of August 24, 2027..

Loan

Lender	Mamel Trust

Issue date	12/11/25
Amount	$95,024.00
Outstanding principal plus interest	$95,024.00 as of 02/19/26
Interest rate	1.5% per annum
Current with payments	Yes

Full Factoring loan to pay 80% of inventory production costs

Convertible Note

Issue date	04/09/25
Amount	$75,000.00
Outstanding principal plus interest	$75,000.00 as of 02/23/26
Interest rate	10.0% per annum
Discount	85.0%
Uncapped Note	Yes
Maturity date	04/04/29

The Company entered into a Convertible Promissory Note for $75,000, issued to Marmel Trust, with 10% simple interest per annum. A balloon payment for the $75,000 principal and total accrued interest in the amount of $29,917.84 is due at the Maturity Date of April 4, 2029, totaling $104,917.84. If an equity event has not happened by that date, the Marmel Trustee has the option of converting the Note to equity at a discount rate of 85% per cost of unit. The Trustee is an original shareholder of Chay Spirits.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2025	Section 4(a)(2)	Convertible Note	$75,000	General operations
1/2026	Section 4(a)(2)		$10,000	General operations
2/2026	Section 4(a)(2)	Class A Member Units (Voting)	$874,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	The Stacey Lefton Glick 2018 Family Trust
Amount Invested	$98,848.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$98,848.00 as of 02/22/26
Interest rate	3.0% per annum
Maturity date	12/31/28
Current with payments	Yes
Relationship	Family

Name	Marmel Trust

Amount Invested	$150,000.00
Transaction type	Other
Issue date	11/21/22
Relationship	Investor

Capital Contribution - Class A Member Units (Voting)

Name	Michael Zoller
Amount Invested	$11,750.00
Transaction type	Loan
Issue date	05/02/23
Outstanding principal plus interest	$11,750.00 as of 02/22/26
Current with payments	Yes
Relationship	Chief Business Officer

private loan

Name	Chay Brands LLC
Amount Invested	$367,432.00
Transaction type	Loan
Issue date	12/30/24
Outstanding principal plus interest	$367,432.00 as of 02/18/26
Interest rate	12.0% per annum
Maturity date	12/31/32
Current with payments	Yes
Relationship	Controlling Member

Name	Marmel Trust
Amount Invested	$75,000.00
Transaction type	Convertible note
Issue date	04/09/25
Outstanding principal plus interest	$75,000.00 as of
Interest rate	10.0% per annum
Discount	85.0%
Maturity date	04/04/29
Uncapped note	Yes
Relationship	Investor

Name	David Weiss
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	08/24/25
Outstanding principal plus interest	$25,000.00 as of 02/22/26
Interest rate	6.0% per annum
Maturity date	08/24/27
Current with payments	Yes
Relationship	Investor in Chay Brands LLC

Name	Marmel Trust
Amount Invested	$55,000.00
Transaction type	Loan
Issue date	09/21/25
Outstanding principal plus interest	$0.00 as of 10/21/25
Interest rate	2.5% per annum
Relationship	Investor

Full Factoring Loan to be used for 85% of inventory production costs. It was paid off with interest and fees on 10/22/25.

Name	Marmel Trust
Amount Invested	$95,024.00

Transaction type	Loan
Issue date	12/11/25
Outstanding principal plus interest	$95,024.00 as of 02/19/26
Interest rate	1.5% per annum
Current with payments	Yes
Relationship	Investor

Full Factoring loan to pay 85% of inventory production costs

Name	SRK Revocable Trust
Amount Invested	$10,000.00
Transaction type	Other
Issue date	01/15/26
Relationship	Investor in Chay Brands LLC

Capital Contribution - Class A Member Units (Voting)

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Opting out of good times was never an option, so we built better-for-you booze.

Chay Spirits creates flavored vodka and non-carbonated ready-to-drink cocktails. The Company's brand mission is to Never Miss Out Again creating products that are zero sugar, low carb, and plant-based sweetened.

Milestones

Chay Spirits, LLC was organized in the State of Delaware in August 2021.

Since then, we have:

- A key player in the "better-for-you" alcohol market -> zero sugar, clean label, lifestyle-driven
- 8.3x revenue growth from 2024 to 2025
- Over $1,000,000 raised to date in private funding
- Chain deals with Jewel-Osco (Albertsons), Total Wine & More, Woodman's Markets, Goody Goody + more
- 450+ stores and venues in 2 years and mixing it up in stores / restaurants / bars / hotels / venues
- Dual-use portfolio: Flavored vodkas in bars, restaurants & home cocktails + RTDs for on-the-go
- Available to ship to consumers' front doors in 44 states

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $58,844 compared to the year ended December 31, 2023, when the Company had revenues of $137,674. Our gross margin was 26.16% in fiscal year 2024, and 57.38% in 2023.
- *Assets.* As of December 31, 2024, the Company had total assets of $17,641, including $4,020 in cash. As of December 31, 2023, the Company had $24,284 in total assets, including $19,084 in cash.
- *Net Loss.* The Company has had net losses of $532,082 and net losses of $292,140 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities.* The Company's liabilities totaled $543,192 for the fiscal year ended December 31, 2024 and $185,451 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $653,054 in debt, $75,000 in convertible notes, and $1,034,000 in capital contributions.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Chay Spirits, LLC cash in hand is $62,116, as of February 2026. Over the last three months, revenues have averaged $63,346/month, cost of goods sold has averaged $24,116/month, and operational expenses have averaged $327,936/month, for an average burn rate of $288,706 per month. Our intent is to be profitable in 36 months.

Due Chay Spirit's partnership taxation status, Jon and Glick were paying themselves ad hoc instead of receiving Guaranteed Payments. An agreement has been drafted that was meant to go into effect January 1, 2026 to pay Jon, Chase, and Stacey Glick a combined lump sum of $50,000 per month. This was supposed to eliminate the company from absorbing the Glick's costs for extraneous expenses and moved this responsibility to Jon, Chase, and Stacey. The agreement is between Chay Spirits, LLC and GF Trading International LLC. As of February 10, 2026, the agreement was fully executed and is being amended to become effective March 1, 2026. Currently, instead of receiving a lump sum Guaranteed

Payment each month, the CEO transfers funds on an as-needed basis.

Over the next 6 months, we project OpEx/G&A expenses will be between $650,000 to $725,000. Revenue, based on sales calls/interest/repeat orders and opening new accounts with one additional major retail chain, our revenue projections are between $700,000 to $900,000.

We are not currently profitable. Based on our projects, we believe we will need between $3 million and $3.5 million to reach profitability.

Besides funds raised through Wefunder, other sources of capital include founder-contributed capital, factoring loans from our network, and angels in our network.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jonathan Francis Glick, certify that:

(1) the financial statements of Chay Spirits, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Chay Spirits, LLC included in this Form reflects accurately the information reported on the tax return for Chay Spirits, LLC filed for the most recently completed fiscal year.

Jonathan Francis Glick

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable.

Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://chayspirits.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Chay Spirits Subscription Agreement
SPV Subscription Agreement
Chay Spirits Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Chase Lefton Glick
Chase Lefton Glick
Jonathan Francis Glick
Jonathan Francis Glick
Michael Zoller

Appendix E: Supporting Documents

2nd_A_R_Operating_Agt__Chay_Spirits__signed__January_27__2026.pdf
ttw_communications_188795_220011.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Chay Spirits Subscription Agreement
- SPV Subscription Agreement
- Chay Spirits Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chase Lefton Glick
- Chase Lefton Glick
- Jonathan Francis Glick
- Jonathan Francis Glick
- Michael Zoller

Appendix E: Supporting Documents

2nd_A_R_Operating_Agt__Chay_Spirits__signed__January_27__2026.pdf
ttw_communications_188795_220011.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Wefunder Tax Service Agreement**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Chay Spirits, LLC

By

Jon Glick

CEO / Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jon Glick

CEO / Managing Member
2/23/2026

Chase Glick

CMO/Managing Member
2/23/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.